UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40486

ATRenew Inc.

(Registrant’s Name)

12th Floor, No. 6 Building
433 Songhu Road, Shanghai
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ATRenew Inc. Increases the Pool Size of its Share Incentive Plan

The board of directors of ATRenew Inc. (the “Company”) and the compensation committee of the board of the Company have approved an increase to the pool size of the Company’s Amended and Restated 2021 Share Incentive Plan (the “Plan”), pursuant to which the maximum number of shares available for grant under the Plan initially shall be 13,615,595, plus an automatic increase by a number equal to 1% of the total number of ordinary shares outstanding on the last day of the immediately preceding fiscal year, on the first day of each fiscal year during the term of the Plan commencing with the fiscal year ended December 31, 2026. No other substantive amendment to the Plan was made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATRenew Inc.

By	:	/s/ Chen Chen
Name	:	Chen Chen
Title	:	Chief Financial Officer

Date: May 8, 2025